EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 395 Kesmark Street Dollard-des-Ormeaux, QC H9B 3J1

Item 2	Date of Material Change

January 6, 2020

Item 3	News Releases

News release dated January 6, 2020.

Item 4	Summary of Material Change

On January 6, 2020, the Company announced that it has submitted its site evidence package to Health Canada for the Company’s cannabis formulation, processing and packaging facility in Montreal. The site evidence package submission is the final step required to obtain a license to produce CBD, phytocannabinoid and nutraceutical formulations at the Company’s facility.

Item 5	Full Description of Material Change

Refer to the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Toni Rinow, Chief Executive Officer of the Company, at (438) 884-8841.

Item 9	Date of Report

January 6, 2020

1

SCHEDULE “A”

2

BetterLife Pharma files site evidence package with Health Canada

VANCOUVER, January 6, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: PVOTF / FRA: NPAT) today announced that it has submitted its site evidence package to Health Canada for the Company’s cannabis formulation, processing and packaging facility in Montreal. The site evidence package submission is the final step required to obtain a license to produce CBD, phytocannabinoid and our advanced nutraceutical formulations at its state of the art facility.

“The site evidence package demonstrates to Health Canada that the BetterLife facility is fully compliant and ready to operate,” stated Chris Lucky, Chief Operating Officer of BetterLife. “We expect to receive our processing license for BetterLife in Q2 and start production shortly after.”

“This site evidence package is a significant milestone for BetterLife towards becoming a licensed producer of our advanced phytocannbinoids nutraceutical and micronutrient formulations,” said Toni Rinow Chief Executive Officer of BetterLife. “Our team has spent the last few months ensuring this state-of-the-art, facility complies with Good Manufacturing Practice (GMP) standards. We will initiate quickly a program of accelerated and advanced stability of our formulations.”

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. BetterLife has developed pharmaceutical grade products including CBD, phytocannabinoid and micronutrient derived formulations utilizing proprietary drug delivery technologies that are unique, patent protected and with clear superior benefits to the user such as high absorption, low bioburden and ease of use. BetterLife is uniquely positioned to execute on its brand leader strategy in its main markets in Germany, US and Canada.

Please visit www.abetterlifepharma.com for more information or contact:

Toni Rinow, Ph.D., MBA, Chief Executive Officer

toni.rinow@blifepharma.com

438-884-8841

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to continue to expand its operations, the level of costs incurred in connection with BetterLife's expansion efforts, economic conditions in the industry, and the financial strength of BetterLife's customers and suppliers. BetterLife does not undertake any obligation to update such forward-looking statements.

3